ASIANADA, INC.
2121 Avenue of the Stars
Suite 2550
Los Angeles, California 90067
(310) 601-2500

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, and is being delivered on or about June 15, 2007. You are receiving this information statement in connection with the possible appointment of three (3) persons by the Company’s Board of Directors to fill three (3) seats on the Company’s Board of Directors, as more fully described below.

On June 15, 2007, Trinad Capital Master Fund, Ltd., an exempted Cayman Island Corporation, with an address at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067 (the “Purchaser”), entered into a Securities Purchase Agreement (the “Agreement”) with certain shareholders of Asianada, Inc. (the “Company” or “Registrant”) as identified on Schedule A thereto (the “Stockholders”). The managing members of Trinad Management, LLC, the investment manager of the Purchaser are Robert Ellin and Jay Wolf. Pursuant to the terms of the Agreement, the Stockholders agreed to sell 7,595,200 shares (the “Shares”) of the Company’s common stock, $.001 par value per share (“Common Stock”), representing 94% of the issued and outstanding Common Stock as of June 15, 2007 (the “Closing”) to the Purchaser. In consideration of the purchase of the Shares, the Purchaser paid at Closing the total sum of seven hundred thousand dollars ($700,000) pursuant to and in accordance with the terms of the Agreement. The source of such capital was the Purchaser’s working capital. The sale of the Shares to the Purchaser, an accredited investor, was made pursuant to the exemptions from registration afforded by Sections 4(1) of the Securities Act of 1933, as amended.

In accordance with the Agreement, upon Closing, each of Robert Ellin and Barry Regenstein will be appointed as a Director of the Company and will hold the seats until the next annual shareholder meeting can be held and until their successor is duly elected and qualified. Each of Ian Y.B. He and Helen Gao will resign as Directors of the Company’s Board of Directors (the “Board”) ten days following the mailing of this notice to the Company’s Stockholders as contemplated by the Agreement. Upon Ian Y.B. He’s and Helen Gao’s resignations, Jay Wolf will be appointed as a Director of the Company, and will hold the seat until the next annual shareholder meeting can be held and until his successor is duly elected and qualified.

This Information Statement is being mailed to stockholders of record as of June 15, 2007 and filed with the Securities and Exchange Commission on June 15, 2007.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION OR APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On June 15, 2007, there were 8,080,000 shares of Common Stock issued and outstanding. After the Closing, there will be 8,080,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s Common Stock as of May 7, 2007. Regarding the beneficial ownership of the Company’s Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officers, of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned:

Name and Address of Beneficial	Common Stock
Owner, Director and Executive Officer	Number of Shares	Percent of Class
Ian Y.B. He 2288 West 40th Avenue, Suite 802, Vancouver, British Columbia, Canada V6M 1W6	1,000,000	12.376%

Helen Gao 2288 West 40th Avenue, Suite 802, Vancouver, British Columbia, Canada V6M 1W6	1,000,000	12.376%

All Executive Officers and Directors as a Group	2,000,000	24.752%

CHANGES IN CONTROL

On June 15, 2007, the Purchaser entered into the Agreement with the Company, providing for the sale of 7,595,200 shares of the Company’s Common Stock, representing 94% of the issued and outstanding Common Stock of the Company to the Purchaser as of the Closing. Upon Closing, the purchase will result in a change of the Company’s management, Board of Directors and securities ownership. The following table sets forth the beneficial ownership of the Company effective upon the Closing.

	Common Stock
Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Chang Zhou	80,000.990%

Limei Zhou	80,000.990%

Caixia Zhu	80,000.990%

De Xiu Zhu	80,000.990%

Hui Zhang	80,000.990%

Xeudong Zhang	80,000.990%

Yenyou Zheng	4,800.06%

Trinad(1)	7,595,200	94%

Total	8,080,000	100%

(1) Messrs. Ellin and Wolf are managing members of Trinad and may be deemed to beneficially own the shares owned by Trinad.

DIRECTORS AND OFFICERS

The following persons are the Directors and Executive Officers of the Company upon the Closing, except for the appointment of Jay A. Wolf, which shall be effective upon the earlier of either (a) ten days following the mailing of this notice to the Company’s Stockholders as contemplated by the Agreement, or (b) June 15, 2007:

Name	Age	Position
Robert Ellin.	41	Director, President and Chief Executive Officer
Jay A. Wolf	34	Director, Chief Operating Officer and Secretary
Charles Bentz.	43	Chief Financial Officer
Barry I. Regenstein	50	Director

Resume of Directors and Officers

Robert S. Ellin, 41, is a Managing Member of Trinad Management, LLC. Mr. Ellin currently sits on the board of Command Security Corporation (CMMD), ProLink Holdings Corporation (PLKH), Starvox Communications, Inc. (USWI), New Motion, Inc. (NWMO), Zane Acquisition I, Zane Acquisition II and Mediavest, Inc. (MVSI). Prior to joining Trinad Capital LP, Mr. Ellin was the founder and President of Atlantis Equities, Inc., a personal investment company. Founded in 1990, Atlantis has actively managed an investment portfolio of small capitalization public company as well as select private company investments. Mr. Ellin frequently played an active role in Atlantis investee companies including Board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, Mr. Ellin spearheaded investments into ThQ, Inc. (OTC:THQI), Grand Toys (OTC: GRIN), Forward Industries, Inc. (OTC: FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin received a Bachelor of Arts from Pace University.

Jay A. Wolf, 34, is a Managing Member of Trinad Management, LLC. Mr. Wolf currently sits on the board of Shells Seafood Restaurants (SHLL), ProLink Holdings Corporation (PLKH), StarVox Communications, Inc., Optio Software, Inc. (OPTO), Starvox Communications, Inc. (USWI), New Motion, Inc. (NWMO), Zane Acquisition I, Zane Acquisition II and Mediavest, Inc. (MVSI). Mr. Wolf has ten years of investment and operations experience in a broad range of industries. Mr. Wolf's investment experience includes senior and subordinated debt, private equity, mergers and acquisitions and public equity investments. Prior to joining Trinad Capital LP, Mr. Wolf served as the Vice President of Corporate Development for a marketing communications firm where he was responsible for the company's acquisition program. Prior to that he worked at CCFL Ltd. a Toronto-based merchant bank in the Senior Debt Department and subsequently for Trillium Growth Capital the firm's venture capital Fund. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

Charles Bentz, 43, has 20 years of accounting and administrative experience in the asset management industry and is a Certified Public Accountant.  Prior to joining to joining Trinad Management, LLC, Mr. Bentz was a Vice President and the Controller of Fletcher Asset Management; Vice President, Controller and Head of Fund Administration & Compliance of the Reserve Funds; Vice President and head of Fund Administration & Compliance of BlackRock Inc.; Vice president and Controller of HHF Acquisition Corp.; and Associate Vice President of Prudential Mutual Fund Management. Mr. Bentz is currently the Chief Financial Officer of Zane Acquistion I and Zane Acquisition II. Mr. Bentz began his career at Deloitte & Touche, and holds a Bachelor of Science in Accounting from Villanova University.

Barry I. Regenstein, 50, is the President and Chief Financial Officer of Command Security Corporation. Trinad Capital LP is a significant shareholder of Command Security Corporation and Mr. Regenstein has formerly served as a consultant for Trinad Capital LP. Mr. Regenstein has over 28 years of experience with 23 years of such experience in the aviation services industry. Mr. Regenstein was formerly Senior Vice President and Chief Financial Officer of Globe Ground North America (previously Hudson General Corporation), and previously served as the Corporation’s Controller and as a Vice President. Prior to joining Hudson General Corporation in 1982, he had been with Coopers & Lybrand in Washington, D.C. since 1978. Mr. Regenstein currently sits of the boards of GTJ Co., Inc., ProLink Holdings Corporation (PLKH), Starvox Communications, Inc. (USWI), Zane Acquisition I, Zane Acquisition II and Mediavest, Inc. (MVSI).  Mr. Regenstein is a Certified Public Accountant and received his Bachelor of Science in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University.

The business address of each of the directors and officers is c/o Trinad Capital Management, Ltd, 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Committees. The Company does not currently have any standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions.

Nominating Committee. We are not a listed company and there is no legal requirement that it have a Nominating Committee. The entire Board of Directors currently operates as our Nominating Committee. We do not have a formal policy in regard to nominations, but the board of directors would consider any person as a nominee whose name is submitted in writing at its corporate address at least 120 days before a meeting at which directors are to be elected.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

There is no current compensation of the Company’s Directors and executive officers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 15, 2007.

ASIANADA, INC.

/s/ Robert Ellin
By: Robert Ellin
Director and President